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                                  FORM 8-A/A

                                AMENDMENT NO. 2

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            IMPERIAL SUGAR COMPANY
            (Exact name of registrant as specified in its charter)


               TEXAS                                     74-0740450
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

         ONE IMPERIAL SQUARE
              P.O. BOX 9
         SUGAR LAND, TEXAS                                     77487
  (Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                      Name of each exchange on which
  to be so registered                      each class is to be registered

RIGHTS TO PURCHASE PREFERRED STOCK         AMERICAN STOCK EXCHANGE, INC.

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
___________ (if applicable)

       Securities to be registered pursuant to Section 12(g) of the Act:

                                     NONE
                               (Title of Class)
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          On September 14, 1989, the Board of Directors of Imperial Sugar Company (formerly Imperial Holly Corporation) (the "Company") declared a dividend of one Right for each outstanding share of the Company's Common Stock, without par value ("Common Stock"), to shareholders of record at the close of business on September 25, 1989. After giving effect to a 3-for-2 stock split effected by means of a stock distribution in 1990, each Right entitles the registered holder to purchase from the Company a unit consisting of two three-hundredths of a share (a "Unit") of Series A Junior Participating Preferred Stock, without par value (the "Preferred Stock"), at a Purchase Price of $60 per Unit, subject to adjustment. The terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent. Certain terms of the Rights Agreement were amended as of January 27, 1995 and December 11, 1998.

          One Right is currently associated with each outstanding share of Common Stock, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more (25% or more if such person or group is an Existing Shareholder (as defined below)) of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) ten business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person.
For purposes of the Rights Agreement, an "Existing Shareholder" means any person who was on January 27, 1995 the beneficial owner of 10% or more of the outstanding shares of Common Stock and had publicly disclosed such ownership. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock.

          The Board of Directors may, at any time that the Rights are redeemable, increase or decrease the level of beneficial ownership that causes a person to be an Acquiring Person. In connection with the sale of Common Stock to Greencore Group plc in 1996, the Board of Directors took action (solely with respect to Greencore and its affiliates) to increase the percentage set forth in the definition of "Acquiring Person" in the Rights Agreement to (i) 30% so long as the investor agreement between Greencore and the Company has not terminated and (ii) 35% from and after the termination of the investor agreement unless and until such time following such termination that the shares of Common Stock owned by Greencore and its affiliates constitute less than 15% of the shares of Common Stock then outstanding, at which time the percentage applicable to Greencore and its affiliates would become 15%.

          Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after September 25, 1989 will contain a notation incorporating the Rights Agreement by reference and
(c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of a Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the

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Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 31, 2007, unless earlier redeemed or exchanged by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

          In the event (a "Flip-In Event") that a person becomes an Acquiring Person, except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer"), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

          In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger that follows a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

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          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

          At any time until the time a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of two-thirds of a cent per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

          At any time after the occurrence of a Flip-In Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange rate of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the time a person becomes an Acquiring Person. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency or to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

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ITEM 2.   EXHIBITS.

          1.1 Rights Agreement dated as of September 14, 1989 between the Company and The Bank of New York, as Rights Agent, which includes as Exhibit A the form of Statement of Resolution Establishing Series of Shares designated Series A Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Certificates will not be mailed until after the Distribution Date (as defined in the Rights Agreement). (Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated September 21, 1989 (File No. 1-10307).)

          1.2 Amendment to Rights Agreement dated as of January 27, 1995. (Incorporated by reference to Exhibit 1 to the Company's Current Report on Form 8-K dated January 27, 1995 (File No. 1-10307).)

          1.3 Amendment to Rights Agreement dated as of December 11, 1998. (Incorporated by reference to Exhibit 3(e)(3) to the Company's Annual Report on Form 10-K for the year ended September 30, 1998 (File No. 1-10307).)

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                                 SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  March 19, 1999         IMPERIAL SUGAR COMPANY



                              By: /s/ William F. Schwer
                                 ---------------------------------
                                William F. Schwer
                                Managing Director and General Counsel

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